October 23, 2013

VIA EDGAR

Amy Miller

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Miller:

On August 30, 2013, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, Catalyst Small-Cap Insider Buying Fund (the "Fund"), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation on October 15, 2013, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

General

Comment 1.  Please confirm whether the Fund had a policy requiring 60 days’ notice to shareholders of changes in Fund’s principal investment strategy.  Please also confirm that Registrant will change the name of the Fund for the EDGAR series identifier for this Fund.

Response.  The Registrant confirms that it did not have a policy requiring shareholders of the Fund to receive 60 days’ notice of the change in the Fund’s principal investment strategy and the Fund name will be changed in the EDGAR series identifier for this Fund.

Fund Summary

Comment 2.  In the “Fees and Expenses of the Fund” section, in the introductory paragraph, please provide the heading and page number in the SAI where a discussion of the sales charge discounts can be found.

Response.  The Registrant has added the information requested to the introductory paragraph.

“Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.  You may qualify for sales charge discounts on purchases of Class A shares if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund.  More information about these and other discounts is available from your financial professional and in the section ~~entitled How to Buy Shares on page [ ]~~ of the Fund's Prospectus entitled How to Buy Shares on page [__] and in the sections of the Fund’s Statement of Additional Information entitled Reduction of Up-Front Sales Charge on Class A Shares on page [__] and Waiver of Up-Front Sales Charge on Class A Shares on page [__].”

Comment 3.  In footnote 1 to the fee table, please include disclosure regarding the advisor’s ability to recapture expenses waived or reimbursed within three years. Please also confirm that the agreement will be in effect for at least one year from the date of the prospectus and consider adding disclosure indicating that the agreement is expected to be renewed.

Response.  The Registrant has revised the disclosure as shown below. The Registrant confirms that the agreement will be in effect for at least one year from the date of the prospectus.  The Registrant has not added the disclosure regarding the expected renewal of the agreement for consistency with the other funds in the prospectus.

“The Advisor has contractually agreed to waive fees and/or reimburse expenses of the Fund through October 31, 2014. This agreement may only be terminated by the Fund's Board of Trustees on 60 days’ written notice to the Advisor, the Advisor with the consent of the Board of Trustees or upon the termination of the Management Agreement between the Trust and the Advisor. Fee waivers and expense reimbursements are subject to possible recoupment by the Advisor from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the Fund’s expense limits.”

Comment 4.  Please confirm whether acquired fund fees and expenses (“AFFE”) will be included in the fee table for this Fund.

Response.  AFFE were not included for this Fund as it is not expected to have AFFE in excess of 1 basis point under the new strategy.  Accordingly, the fee table has been restated.

Comment 4.  In the “Portfolio Turnover” section, please add disclosure “of the average value of its portfolio” to the last sentence in accordance with Item of Form N-1A.

Response.  The Registrant has added the language requested.

How to Purchase Shares – Market Timing

Comment 5. In this section, it notes investments in mid-capitalization equity securities and derivative securities.  Please explain the policy’s applicability to the Fund.

Response.  Although investments in mid-capitalization securities and derivatives by this Fund are unlikely, they are possible. The use of consistent disclosure, when possible, is important to the Registrant because it facilitates consistent attention to Staff comments and changing disclosure obligations. The disclosure regarding market timing is used for the entire fund family of which the Fund is a part.  The mention of investments in mid-capitalization equity securities and derivatives is for other funds in the fund family.

Financial Highlights

Comment 6.  Please clarify in the disclosure that the financial highlights shown are for the Fund with its former name, the Catalyst Value Fund.

Response.  The has added a parenthetical to the introduction to the financial highlights indicating the Fund’s former name.

“The following table is intended to help you better understand the financial performance of the Catalyst Small Cap Insider Buying Fund (formerly, the Catalyst Value Fund) since its inception.  Certain information reflects financial results for a single Fund share.  Total return represents the rate you would have earned (or lost) on an investment in the Fund, assuming reinvestment of all dividends and distributions.   The information for each fiscal period ended June 30 has been audited by BBD, LLP, an independent registered public accounting firm, whose report, along with the Catalyst Small Cap Insider Buying Fund’s financial statements, is included in the annual report, which is available upon request.”

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The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Thompson Hine LLP

Thompson Hine LLP